SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                              ---------------

                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(d)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                              ---------------

                      SHOREWOOD PACKAGING CORPORATION
                         (Name of Subject Company)
                      SHOREWOOD PACKAGING CORPORATION
                    (Name of Person(s) Filing Statement)

                  Common Stock, Par Value $0.01 Per Share
                       (Title of Class of Securities)

                                 825229107
                   (CUSIP Number of Class of Securities)

                           Andrew N. Shore, Esq.
               Vice President, General Counsel and Secretary
                      Shorewood Packaging Corporation
                              277 Park Avenue
                          New York, New York 10172
                         Telephone: (212) 371-1500
    (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement).

                              With a Copy to:

                          Jeffrey W. Tindell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*


*This Schedule 14D-9 relates to the proposed tender offer by International Paper Company.






FOR IMMEDIATE RELEASE:


CONTACTS:
Sard Verbinnen & Co.
David Reno/Paul Caminiti/Brandy Bergman
(212) 687-8080


              SHOREWOOD PACKAGING AGREES TO BE ACQUIRED BY
                 INTERNATIONAL PAPER FOR $21 PER SHARE

         INTERNATIONAL PAPER WILL COMMENCE TENDER OFFER FOR ALL
                      OUTSTANDING SHOREWOOD SHARES

        STRATEGIC COMBINATION PROVIDES INTERNATIONAL PAPER WITH
                  LEADING SPECIALTY PACKAGING BUSINESS

------------------------------------------------------------------------

      NEW YORK, NY, FEBRUARY 17, 2000 - Shorewood Packaging Corporation (NYSE:SWD) today announced that it has reached a definitive merger agreement providing for International Paper Company (NYSE:IP) to acquire Shorewood for $21 per share in cash. International Paper will also assume Shorewood's approximately $275 million in outstanding debt, giving the transaction a total value of approximately $875 million. The Boards of both International Paper and Shorewood have unanimously approved the transaction.

      Pursuant to the definitive merger agreement, International Paper will shortly commence a cash tender offer of $21 per share for all of Shorewood's outstanding shares. Marc P. Shore, Shorewood's Chairman and Chief Executive Officer, and the Shore family, who together control approximately 17% of Shorewood stock, have agreed to tender their shares into the International Paper offer.

      The strategic acquisition of Shorewood will improve International Paper's position in the value added, specialty packaging business. Shorewood brings to International Paper state-of-the-art, printed packaging capabilities in the music and home entertainment, tobacco, cosmetics and toiletries, and hair coloring industries, among others. Shorewood will benefit from becoming part of a stronger, more diversified and international organization that is among the global leaders in the paper and packaging industry.

      Under the terms of the transaction, Shorewood will become the premium retail packaging operation of IP with the existing IP operations combined with Shorewood into a single business unit under the Shorewood name. Marc Shore will become President of Shorewood under IP's ownership, and Howard
M. Liebman, currently Shorewood's President and Chief Financial Officer, will become Executive Vice President of the Shorewood business. The transaction is subject to antitrust approval and other customary conditions, and is expected to close by the end of March 2000.

      William Slowikowski, International Paper's Senior Vice President for Consumer Packaging, stated, "Shorewood is a premier franchise with a reputation for high quality, value added products and outstanding customer service. The acquisition of Shorewood is a very significant step in International Paper's efforts to deliver more value to our customers."

      Marc Shore stated, "Our goals have always been very clear - to enhance shareholder value, provide for employee continuity and continue our focus on serving the interests of our customers. Consistent with those goals, we believe that International Paper is the ideal partner for Shorewood. International Paper has the industry breadth, expertise and global presence to leverage Shorewood's existing businesses and take them to the next level. We're confident that our customers and employees will benefit from this strategic combination."

      Shore continued, "We are especially pleased that we were able to achieve an appropriate valuation for Shorewood shareholders - representing a 22% premium to Chesapeake's (NYSE:CSK) inadequate offer and an all-time high price for Shorewood shares. I'm extremely proud of the Shorewood Board, which after looking at a number of alternatives to enhance value, was able to arrive at a deal that is clearly in the best interests of Shorewood shareholders, employees and customers."

      Shore added, "We view this as a new chapter for Shorewood. We're confident that the greatest period of growth and opportunity for our business lies ahead, in the context of our new partnership with International Paper. We look forward to quickly consummating this transaction."

      Separately, Shorewood also announced that, based on preliminary data, it expects revenues for the Company's third quarter, ended January 31, 2000, to be approximately $134 million compared to the $141 million reported for the comparable period last year. The Company also expects that operating and net earnings will be lower than those reported in the comparable period last year. The Company's actual financial results for the quarter will be disclosed by mid-March.

      International Paper (http://www.internationalpaper.com) is the world's largest forest products company. Businesses include printing paper, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forest under the Sustainable Forestry Initiative (SFIsm) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, New York, IP has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations. Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the computer software, cosmetics and toiletries, food, home video, music, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.



Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). While the safe harbors intended to be created by the Act are not available to statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements made in connection with a consent solicitation conducted in connection with a tender offer. However, the consent solicitation by Chesapeake Corporation is intended to facilitate its tender offer, and the statements made herein may be deemed to have been made in connection with such tender offer. Accordingly, such statements may not be covered by the safe harbor provisions of the Act. Any forward-looking statements made herein are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different from those expressed in such statements, including, but not limited to, general economic and business conditions, competition, political changes in international markets, raw material and other operating costs; costs of capital equipment, changes in foreign currency exchange rates, changes in business strategy or expansion plans, the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital, fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

              CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include: (i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky, R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows: Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard
J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held, net long, no shares of Common Stock for its own account.

Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

The special committee of independent directors (the "Special Committee") of the Shorewood Board of Directors, formed to evaluate strategic alternatives which could enhance stockholder value, has retained Greenhill & Co., LLC ("Greenhill") as its financial advisor. In connection with Greenhill's role as financial advisor to the Special Committee, Greenhill and the following investment banking employees of Greenhill may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Robert F. Greenhill (Chairman), Scott L. Bok (Managing Director), James M. Wildasin (Vice President) and Joseph A. McMillan, Jr. (Associate). Greenhill has informed Shorewood that, as of the date hereof, Greenhill held, net long, no shares of Common Stock for its own account.



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